

Mail Stop 3233

January 8, 2018

<u>Via E-Mail</u>
Lawrence A. Goodfield, Jr.
Chief Financial Officer
111 W 19th St., 8th Floor
New York, NY 10011

Re: Drive Shack Inc.
Registration Statement on Form S-3
Filed December 27, 2017
File No. 333-222312

Dear Mr. Goodfield:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Michael Schwartz, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP